

As filed with the Securities and Exchange Commission on August 17, 2021

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

URBAN ONE, INC.
(Exact name of Company as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address, including zip code of Company's principal executive offices)

Urban One Amended and Restated 2019 Equity and Other Incentive Plan
(Full title of the plan)

Peter D. Thompson, Chief Executive Officer
Urban One, Inc.
1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
C. Kristopher Simpson, General Counsel
Urban One, Inc.
1010 Wayne Avenue
4th Floor
Silver Spring, Maryland 20910
(301) 429-3200

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer []   Non-accelerated filer [X]   Smaller reporting company [X]   Emerging growth company [ ]

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)		Proposed Maximum Aggregate Offering Price Per Share (2)		Amount of Registration Fee	
Class A Common Stock $0.001 par value per share, to be issued under the Amended and Restated Urban One 2019 Equity and Performance Incentive Plan	2,000,000 shares	$	7.16	$	14,320,000.00	$	1,562.31
Class D Common Stock $0.001 par value per share, to be issued under the Amended and Restated Urban One 2019 Equity and Performance Incentive Plan	5,519,575 shares	$	5.84	$	32,234,318.00	$	3,516.76

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), there are also being registered such additional shares of Class A and/or Class D Common Stock that become available under the foregoing plans in connection with changes in the number of outstanding shares of Class A and/or Class D Common Stock because of events such as recapitalizations, stock dividends, stock splits and reverse stock splits, and any other securities with respect to which the outstanding shares are converted or exchanged.

(2) Estimated in accordance with Rule 457(c) and 457(h) of the Securities Act solely for the purpose of calculating the registration fee. The maximum price per Security and the maximum offering price are based on the average of $7.43 (high) and $6.89 (low) sale price of the Registrant's Class A Common Stock as reported on the NASDAQ Global Select Market on August 13, 2021, which date is within five business days prior to filing this registration statement. The maximum price per Security and the maximum offering price are based on the average of $6.04 (high) and $5.64 (low) sale price of the Registrant's Class D Common Stock as reported on the NASDAQ Global Select Market on August 13, 2021, which date is within five business days prior to filing this registration statement.

This Registration Statement shall become effective upon filing in accordance with Section 8(a) of the Securities Act of 1933 and 17 C.F.R. § 230.462.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Items 1 and 2.   Plan Information and Company Information and Employee Plan Annual Information

   The documents containing the information specified in Part I and II of this Registration Statement on Form S-8 have been or will be sent or given to participants in the Amended and Restated Urban One 2019 Equity and Performance Incentive Plan (the "A/R 2019 Plan") as specified by Rule 428(b)(1) promulgated by the United States Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act").

   Such documents are not being filed with the Commission, but constitute (along with the documents incorporated by reference into this Registration Statement on Form S-8 pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

   Unless otherwise noted, the terms "Urban One," "the Company," "we," "our" and "us" refer to Urban One, Inc.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

        The following documents of the Company filed with the Commission are incorporated herein by reference:

        (a)   The descriptions of our Class A and Class D Common Stock, par value $.001 per share, contained in a registration statement on Form 8-A under the Exchange Act filed by the Company on May 17, 2000 and any amendments or reports filed for the purpose of updating such description;

        (b)   Urban One's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March 31, 2021 (Commission File No. 000-25969); and

        (c)   Urban One's quarterly report on Form 10-Q for the period ended March 31, 2021, filed with the Commission on May 14, 2021.

        (d)   Urban One's quarterly report on Form 10-Q for the period ended June 30, 2021, filed with the Commission on August 13, 2021.

        (e)   Urban One's current reports on Form 8-K, filed with the Commission on each of January 7, 2021, January 8, 2021, January 29, 2021, February 1, 2021, February 22, 2021, March 19, 2021, May 14, 2021, May 20, 2021 (Item 8.01 only), May 26, 2021, June 28, 2021, July 30, 2021 and August 9, 2021;

        (f)   All other reports of the Company filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"") since the end of the fiscal year covered by the Company's Annual Report referred to in (b) above.

        To the extent that any information contained in any current report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

        All documents filed by Urban One or any of the plans listed on the cover page of this Registration Statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") subsequent to the filing of this registration statement, and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

   Not applicable.

Item 5. Interests of Named Experts and Counsel.

   The opinion of counsel as to the legality of the securities that may be issued under the A/R 2019 Plan is given by C. Kristopher Simpson, Senior Vice President and General Counsel, for Urban One, Inc. Mr. Simpson is employed by the Company and may be awarded shares under the A/R 2019 Plan.

Item 6. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides generally that a person sued (other than in a derivative suit) as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including counsel fees, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful. In the case of a derivative suit, a director, officer, employee or agent of the corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if the person has acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which such director, officer, employee or agent has been adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory under section 145 of the DGCL in the case of a director or officer who is successful on the merits in defense of a suit against him.

   The Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify (including indemnification for expenses incurred in defending or otherwise participating in any proceeding) its directors and officers to the fullest extent authorized or permitted by the DGCL, as it may be amended, and that such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Company and shall inure to the benefit of his or her heirs, executors and administrators except that such right shall not apply to proceedings initiated by such indemnified person unless it is a successful proceeding to enforce indemnification or such proceeding was authorized or consented to by the board of directors. The Amended and Restated Certificate of Incorporation also specifically provides for the elimination of the personal liability of a director to the corporation and its stockholders for monetary damages for breach of fiduciary duty as director. The provision is limited to monetary damages, applies only to a director's actions while acting within his or her capacity as a director, and does not entitle the Company to limit director liability for any judgment resulting from (a) any breach of the director's duty of loyalty to the Company or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) paying an illegal dividend or approving an illegal stock repurchase; or (d) any transaction from which the director derived an improper benefit.

   The Company's Amended and Restated Bylaws incorporate substantially the provisions of the DGCL in providing for indemnification of directors and officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Company. In addition, the Company is authorized to indemnify employees and agents of the Company and may enter into indemnification agreements with its directors and officers providing mandatory indemnification to them to the maximum extent permissible under Delaware law.

   The Company maintains directors' and officers' liability insurance for the benefit of its directors and certain of its officers.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company under the foregoing provisions, or otherwise, the Company understands that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

   Not applicable.

Item 8. Exhibits.

Unless otherwise indicated below as being incorporated by reference to another filing of the Company with the Commission, each of the following exhibits is filed herewith:

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Urban One 2019 Equity and Performance Incentive Plan (incorporated by reference from the Registrant's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2021)
5.1	Opinion of C. Kristopher Simpson, General Counsel.
23.1	Consent of BDO USA LLP, Independent Registered Public Accounting Firm.
23.2	Consent of C. Kristopher Simpson, General Counsel (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page).

Item 9. Undertakings.

(1) The undersigned Company hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[SIGNATURES ON THE NEXT PAGE]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Silver Spring, State of Maryland on this 17th day of August, 2021.

URBAN ONE, INC.

By: /S/ ALFRED C. LIGGINS, III

Alfred C. Liggins, III Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Alfred C. Liggins, III and Peter D. Thompson as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/S/ ALFRED C. LIGGINS, III **Alfred C. Liggins, III**	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	August 17, 2021
/S/ PETER D. THOMPSON **Peter D. Thompson**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 17, 2021
/S/ CATHERINE H. HUGHES **Catherine H. Hughes**	Director	August 17, 2021
/S/ B. DOYLE MITCHELL **B. Doyle Mitchell**	Director	August 17, 2021
/S/ TERRY L. JONES **Terry L. Jones**	Director	August 17, 2021
/S/ BRIAN W. MCNEILL **Brian W. McNeill**	Director	August 17, 2021
/S/ D. GEOFFREY ARMSTRONG **D. Geoffrey Armstrong**	Director	August 17, 2021

Exhibit 5.1

August 17, 2021

Urban One, Inc.
1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910

Re: Registration Statement on Form S-8 for Shares of Class A and Class D Common Stock Issuable Under Amended and Restated Urban One 2019 Equity and Performance Incentive Plan

Ladies and Gentlemen:

I am Senior Vice President and General Counsel of Urban One, Inc., a Delaware corporation (the "Company"), and I have acted as counsel in connection with the Registration Statement on Form S-8 (the "Registration Statement") with respect to the registration under the Securities Act of 1933, as amended, of a total of 2,000,000 shares of the Company's Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), and a total of 5,519,575 shares of the Company's Class D Common Stock, par value $0.001 per share (the "Class D Common Stock" and, together with the Class A Common Stock, the "Shares"), issuable from time to time pursuant to awards granted under the Urban One Amended and Restated 2019 Equity and Performance Incentive Plan (the "A/R 2019 Plan").

In connection therewith, I, or attorneys under my direction, have examined, and relied upon the accuracy of factual matters contained in, the A/R 2019 Plan and such other agreements, documents, corporate records and instruments as I have deemed necessary for the purposes of the opinion expressed below. In giving this opinion, I am assuming that the Shares will continue to be duly and validly authorized on the dates that the Shares are issued to participants pursuant to the terms of the A/R 2019 Plan, and, upon the issuance of any of the Shares, the total number of shares of Class A Common Stock and/or Class D Common Stock issued and outstanding, after giving effect to such issuance of such Shares, will not exceed the total number of shares of Class A Common Stock and/or Class D Common Stock that the Company is then authorized to issue under its articles of incorporation.

Based upon the foregoing, I am of the opinion that the Shares, when issued pursuant to awards granted in accordance with the terms of the A/R 2019 Plan and in the manner contemplated by the A/R 2019 Plan, will be legally issued, fully paid and non-assessable.

This opinion is limited to the matters expressly stated herein. No implied opinion may be inferred to extend this opinion beyond the matters expressly stated herein. I do not undertake to advise you of any changes in the opinion expressed herein resulting from changes in law, changes in facts or any other matters that might occur or be brought to my attention after the date hereof. In addition, I consent to the attachment of this opinion to the Registration Statement and further consent to the use of my name wherever it may appear in the Registration Statement, including any prospectus constituting a part thereof, and any amendments thereto.

Very truly yours,

/s/ C. Kristopher Simpson
C. Kristopher Simpson
Senior Vice President and General Counsel

Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

Urban One, Inc.
Silver Spring, Maryland

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2021, relating to the consolidated financial statements and schedule of Urban One, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ BDO USA, LLP
Potomac, Maryland

August 17, 2021